Exhibit (a)(5)(B)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

TAMMY NEUMAN, on behalf of herself	)
and all others similarly situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
JDA SOFTWARE GROUP, INC., JAMES D.	)
ARMSTRONG, HAMISH N. BREWER, J.	)
MICHAEL GULLARD, RICHARD	)
HADDRILL, JOCK PATTON, ARTHUR C.	)
YOUNG, NEW MOUNTAIN CAPITAL,	)
L.L.C., NEW MOUNTAIN PARTNERS III,	)
L.P., REDPRAIRIE HOLDING, INC.,	)
REDPRAIRIE CORPORATION, RP	)
CROWN HOLDING, LLC, RP HOLDING,	)
L.L.C., RP CROWN PARENT, LLC, and RP	)
CROWN ACQUISITION SUB, LLC,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by her attorneys, alleges upon personal knowledge as to her own acts and upon information and belief premised on the investigation of her counsel as to all other matters, as follows:

NATURE OF ACTION

1. Plaintiff Tammy Neuman (“Plaintiff”) purchased or acquired shares of the common stock of JDA Software Group, Inc. (“JDA” or the “Company”) prior to the events giving rise to the allegations herein, and continues to hold such shares.

2. This action arises from breaches of fiduciary duties in connection with the proposed sale of JDA through a tender offer (“Tender Offer”) to wholly owned subsidiaries of New Mountain Capital, L.L.C. (“New Mountain”), in a transaction valued at approximately $1.9 billion (the “Proposed Acquisition”). The terms of the Proposed Acquisition are contained in an

Agreement and Plan of Merger (the “Merger Agreement”) entered into on November 1, 2012 among JDA, RP Crown Parent LLC (“Parent”), and RP Crown Acquisition Sub LLC (“Merger Sub”). Merger Sub is a wholly owned direct subsidiary of Parent, which is in turn a wholly owned direct subsidiary of RP Crown Holding, LLC (“Holdco”), which is a direct wholly owned subsidiary of RP Holding, L.L.C. (“RP LLC”). RP LLC, wholly owned by New Mountain Partners III, L.P. (“NMP”), holds over 80% of the outstanding equity interests of RedPrairie Holding, Inc. (“RHI”), a holding company for RedPrairie Corporation (together with RHI, “RedPrairie”). New Mountain (together with Parent, Merger Sub, and RedPrairie, the “Buyout Group”) is the manager of NMP. JDA and RedPrairie will be merged following the consummation of the Proposed Acquisition.

3. The Proposed Acquisition is the product of an abbreviated sales process in which the JDA Board of Directors (the “Board”) unreasonably agreed to sell the Company to affiliates of the Buyout Group for an unfair price, even as alternative bidders were either in the midst of conducting due diligence or clamoring to be allowed into the process. The Buyout Group secured preferential treatment from the Board, in part, by promising Hamish N. Brewer (“Brewer”), Chief Executive Officer (“CEO”) and President of JDA, a prestigious post-merger position at the combined company early in the sales process. Despite this disabling conflict of interest, the Board allowed Brewer to continue to influence the strategic process on behalf of the Company. Not surprisingly, the Board, under Brewer’s guidance, swiftly terminated potentially value-maximizing avenues in favor of entering into the Proposed Acquisition with the Buyout Group at the unfair price of $45.00 per share.

4. Further infecting the sales process, J.P. Morgan Securities LLC (“J.P. Morgan Securities”), financial advisor to the Company, was motivated by significant conflicts of interest to issue a “fairness opinion” supporting the otherwise unfair terms of the Proposed Acquisition. Indeed, several senior members of New Mountain, including two managing directors, are former managing directors at J.P Morgan Partners, LLC (“J.P. Morgan Partners”), which was a private equity division of JPMorgan Chase & Co (“JPMorgan”) until mid-2006. J.P. Morgan Securities is also a part of JPMorgan.

5. Moreover, JPMorgan recently provided financing for Inmar Inc. (“Inmar”), a company in which New Mountain acquired a majority interest in 2007. In August 2011, Inmar secured a $240 million loan for the purpose of refinancing debt and paying a dividend to New Mountain. The loan, which was co-led by JPMorgan, includes a $30 million revolving line of credit due in 2016.

6. J.P. Morgan Securities, not wishing to disrupt the business relationship between JPMorgan and New Mountain, had a vested interest in supporting the Proposed Acquisition, regardless of the actual fairness of the Proposed Acquisition and its terms to JDA shareholders. The Board members breached their duties to shareholders by relying on J.P. Morgan Securities’ conflicted advice regarding the Proposed Acquisition. In an effort to keep New Mountain happy and secure future business from New Mountain and its numerous portfolio companies, J.P. Morgan Securities was motivated to endorse the fairness of the Proposed Acquisition despite its inadequate price and unfair terms.

7. Morever, the Buyout Group is acquiring the Company at an opportune time, as JDA has lingered under the uncertainty of a United States Securities and Exchange Commission (“SEC”) investigation regarding accounting and financial reporting matters since January 2012. Indeed, at least one potential acquirer cited the SEC investigation as a reason for withdrawing from the strategic process. The SEC inquiry has already proved costly, as the Company announced in May 2012 that it had incurred approximately $5 million in costs associated with the investigation and a related financial restatement process during the first quarter of 2012. In total, the specter of additional expense and disruption stemming from the SEC investigation contributed to the low merger price of $45.00 per share.

8. As a consequence of this SEC investigation, the Individual Defendants (defined herein) were also motivated to enter into the Merger Agreement out of a sense of self-preservation and are not seeking to maximize shareholder value. In particular, the Merger Agreement provides for six years of indemnification for the Individual Defendants and other officers of the Company, potentially shielding the Individual Defendants from future fallout from the SEC inquiry.

9. Additionally, the announced Proposed Acquisition price fails to account for the $412 million in cash that the Company currently has on its books. The announced price is therefore not a true reflection of net amount that the Buyout Group is paying to acquire JDA. Furthermore, the price does not adequately account for the multiple exclusive contracts, patents, and other valuable intangible benefits that JDA would bring to the Buyout Group. Finally, there is no indication that the purchase price adequately reflects the many synergies that would result from the merger of the two software providers.

10. Knowing that the lack of a meaningful premium and opportunistic timing of the Proposed Acquisition would draw serious interest from other potential buyers, the Board acquiesced to preclusive deal protection devices, which all but render any potential topping bids economically and practically infeasible for any third-party bidders. The Merger Agreement contains, among other provisions, an excessive $32 million termination fee and a three business day “last look” provision.

11. Finally, compounding Defendants’ (defined below) breaches, on November 15, 2012, the Company caused a Solicitation/Recommendation Statement to be filed on Schedule 14D-9 with the SEC (the “Recommendation Statement”), which failed to provide all material information to JDA’s shareholders. Critically, the Recommendation Statement fails to provide shareholders with material information regarding J.P. Morgan Securities’ many conflicts of interest as well as revisions to the Company’s projections. Underscoring the potential harm to shareholders, the Tender Offer commenced following the dissemination of the Recommendation Statement.

12. The structure of the Proposed Acquisition does not provide for adequate value for the Company. The decision of the Individual Defendants, who constitute JDA’s Board, to pursue the Proposed Acquisition constitutes a breach of their fiduciary duties to Plaintiff and other JDA shareholders. As such, Plaintiff and the other public shareholders of JDA common stock are entitled to enjoin the Proposed Acquisition or, alternatively, to recover damages in the event that the Proposed Acquisition is consummated. Unless enjoined or extended, the Tender Offer is scheduled to expire on December 13, 2012.

THE PARTIES

13. Plaintiff is, and at all relevant times has been, the owner of shares of JDA common stock.

14. JDA is a corporation duly organized and existing under the laws of the State of Delaware. The Company maintains its principal executive offices at 14400 North 87th Street, Scottsdale, Arizona 85260. JDA is a provider of enterprise software solutions designed to enable planning, optimization and execution of supply chain, merchandising, and pricing processes for manufacturers, wholesalers and distributors, retailers, government and aerospace defense contractors, travel, transportation, hospitality and media organizations. The Company operates in two segments: Supply Chain and Pricing and Revenue Management. JDA is traded on the NASDAQ stock exchange under the ticker “JDAS.”

15. Defendant James D. Armstrong (“Armstrong”) has been a director and Chairman of the Board since co-founding the Company in 1985.

16. Defendant Brewer has served as a director since September 2009 and has served as President and CEO since August 2003. Brewer will become CEO of the combined company should the Proposed Acquisition close.

17. Defendant J. Michael Gullard (“Gullard”) has been a director since January 1999. Gullard serves as Chairman of the Audit Committee and is a member of the Compensation Committee and Nominating and Governance Committee.

18. Defendant Richard Haddrill (“Haddrill”) has been a director since January 2011. Haddrill serves as a member of the Audit Committee, Nominating and Governance Committee and the Compensation Committee.

19. Defendant Jock Patton (“Patton”) has been a director since January 1999. Patton is the Chairman of the Compensation Committee and serves as a member of the Audit Committee and Nominating and Governance Committee.

20. Defendant Arthur C. Young (“Young”) has been a director since April 2012. Young is the Chairman of the Nominating and Governance Committee and is a member of the Compensation Committee.

21. Defendants Armstrong, Brewer, Gullard, Haddrill, Patton, and Young are collectively referred to throughout this complaint as the “Individual Defendants.”

22. The Individual Defendants, by reason of their corporate directorship and/or executive positions, stand in a fiduciary position relative to the Company’s shareholders, which fiduciary relationship, at all times relevant herein, required the Individual Defendants to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s shareholders.

23. Each Individual Defendant owed and owes JDA and its public shareholders fiduciary duties and were and are required to: further the best interests of JDA and its public shareholders; undertake an adequate evaluation of the Company’s worth as to potential merger/acquisition candidates; maximize the financial compensation for JDA shareholders; refrain from abusing their positions of control; refrain from favoring their own interests at the expense of JDA and its shareholders; only consent to transactions that are in the financial interest of the Company’s shareholders; and act in the utmost good faith in carrying out their obligations to shareholders with due care and information.

24. Defendant New Mountain is a firm dealing in private equity and growth capital investments across acyclical growth industries. The company manages private equity, public equity, and credit capital investment funds and is headquartered at 787 7th Avenue, 49th Floor, New York, New York 10019.

25. Defendant NMP is a Delaware limited partnership managed by New Mountain.

26. Defendant RedPrairie Corporation is a privately held supply chain, workforce and all-channel commerce software provider headquartered in Alpharetta, Georgia.

27. Defendant RHI is a holding company for RedPrairie Corporation. New Mountain closed its acquisition of RedPrairie in March 2010.

28. Defendant Holdco is a Delaware limited liability company and a direct wholly owned subsidiary of RP LLC.

29. Defendant RP LLC is a Delaware limited liability company and is wholly owned by NMP.

30. Defendant Parent is a Delaware limited liability company and a wholly owned subsidiary of Holdco created to effectuate the Proposed Acquisition with JDA.

31. Defendant Merger Sub is a Delaware limited liability company and a wholly owned subsidiary of Parent created to effectuate the Proposed Acquisition with JDA.

32. The Individual Defendants, JDA, New Mountain, NMP, Holdco, RP LLC, Parent, Merger Sub, and RedPrairie are sometimes collectively referred to hereinafter as the “Defendants.”

CLASS ACTION ALLEGATIONS

33. Plaintiff brings this case on her own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of all stockholders of the Company, except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants, who will be threatened with injury arising from Defendants’ actions as are described more fully below (the “Class”).

34. This action is properly maintainable as a class action.

35. The Class is so numerous that joinder of all members is impracticable. The Company has thousands of stockholders who are scattered throughout the United States. As of October 25, 2012, according to the Company’s 10-Q filed with the SEC on November 1, 2012, there were 43,087,471 shares of JDA common stock outstanding.

36. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

a. whether the Individual Defendants have breached their fiduciary duties owed by them to Plaintiff and other members of the Class, including their duties of total fairness, loyalty, due care, and full disclosure;

b. whether the Individual Defendants have breached their fiduciary duty of candor to Plaintiff and the other members of the Class in connection with the Proposed Acquisition by failing to disclose all material information upon which they are able to make an informed decision about whether to vote in favor of the Proposed Acquisition;

c. whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class, in connection with the Proposed Acquisition;

d. whether the Individual Defendants have impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

e. whether one or more of the Individual Defendants has engaged in a plan and scheme to enrich himself at the expense of JDA’s stockholders;

f. whether Plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what are the proper remedy and/or measure of damages; and

g. whether JDA, New Mountain, NMP, Holdco, RP LLC, Parent, Merger Sub, RHI and RedPrairie Corporation are aiding and abetting the wrongful acts of the Individual Defendants.

37. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

38. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

39. The Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

JDA Company Background

40. JDA is a leading provider of supply chain management, merchandising and pricing solutions worldwide. The Company has a customer base of more than 2,700 companies of all sizes, across manufacturing, wholesale distribution, transportation, retail and services industries. JDA’s robust services, including complete solution lifecycle management via JDA Cloud Services, provide customers with leading-edge industry practices and supply chain expertise, lower total cost of ownership, long-term business value, and around-the-clock functional and technical support. In addition, the Company offers customers its solutions through cloud-based delivery. Its software offerings are tailored to industry-specific needs and are integrated to provide a set of solutions for the Company’s customers. The Company operates in two segments: Supply Chain and Pricing and Revenue Management. The Company conducts business in three geographic regions: the Americas (United States, Canada, and Latin America), Europe (Europe, Middle East and Africa) and Asia/Pacific.

The Company Has Strong Fundamentals

41. On November 1, 2012, JDA filed a form 10-Q for the third quarter ended September 30, 2012 with the SEC, confirming the Company’s overall fiscal health. Although the Company reported a revenue decrease for the quarter as compared to the same quarter the previous year, the overall revenue decrease was driven by lower software and subscription revenue, which was partially offset by increases in maintenance and services revenue. The Company reported, in pertinent part:

a. overall revenue of $164.5 million;

b. software and subscription revenue of $31.5 million;

c. that the Company closed 37 software deals, 6 deals in excess of $1 million;

d. maintenance revenue increased 2% versus prior year with strong retention rates;

e. consulting services revenue of $64.3 million; and

f. adjusted non-GAAP earnings per share of $0.53.

42. JDA has strong balance sheets with cash flow from operations of $40 million, free cash flow of $36 million, $412 million on-hand cash balance, and $138 million net cash. Additionally, maintenance retention rates remained strong with a 95.3% retention rate, and consulting services revenue increased 1% versus the prior year.

43. The Company continues to grow with an extensive customer base and strong retention. However, the Proposed Acquisition would deprive JDA shareholders from sharing in the benefits of the Company’s bright future.

The Proposed Acquisition is Financially Unfair to JDA’s Public Shareholders

44. On November 1, 2012, the JDA Board announced the Merger Agreement, pursuant to which New Mountain will acquire the Company in a transaction with a total enterprise value of approximately $1.9 billion. Pursuant to the terms of the Merger Agreement, the Proposed Acquisition will close if at least 79 percent of the Company’s common stock is tendered. The Proposed Acquisition is expected to close before the end of 2012.

45. Under the terms of the Merger Agreement, JDA stockholders would receive $45.00 in cash for each share of JDA stock. The joint press release announcing the Proposed Acquisition noted that the price represents a premium of 33 percent to JDA’s stock price on October 26, 2012, the last day of trading before the announcement of the Proposed Acquisition. However, the announced premium does not accurately reflect synergies and other intangible benefits which RedPrairie will enjoy after being merged with JDA. The announced premium also fails to account for the $412 million in cash that the Company currently has on hand.

46. First, the Proposed Acquisition will grant RedPrairie access to the Company’s lucrative business contacts and larger customer base. Indeed, JDA currently has more than 2,700 customers and RedPrairie only has approximately 1,400 customers. Accordingly, RedPrairie will gain an extremely important and expansive costumer base from JDA – a gain not adequately reflected in the Proposed Acquisition price. Indeed, upon completion of the Proposed Acquisition, the combined companies will immediately become a $1 billion powerhouse.

47. Second, the Proposed Acquisition also fails to adequately compensate shareholders for the value of the 300 patents granted and pending currently in JDA’s portfolio.

48. Finally, there is no indication that the purchase price adequately reflects synergies contemplated by the Proposed Acquisition. Indeed, in announcing the Proposed Acquisition, Defendant Brewer noted the “highly complementary product suites” between the two companies.

In addition, RedPrairie stands to benefit from JDA’s global cloud delivery platform, which is capable of enabling thousands of customers to operate their mission critical supply chain systems and processes with faultless quality. The Company and RedPrairie also share many customers in retailing and manufacturing including 82 of the Stores Magazine global top 100, 87 of the Consumer Goods Technology global top 100, and 22 of the Gartner Supply Chain top 25. The Proposed Acquisition as currently structured does not sufficiently compensate shareholders for these synergies.

49. The Board also entered into the Proposed Acquisition at a time in which the Company’s value as an acquisition target is unreasonably depressed by virtue of an active SEC investigation. On January 31, 2012, JDA announced that it was the subject of an SEC investigation related to revenue recognition and other accounting and financial reporting matters for certain past fiscal years. Specifically, the SEC’s division of corporate finance requested information about the Company’s 2010 annual filing. JDA separately received a subpoena from the SEC’s division of enforcement related to an investigation requesting documents for 2008, 2009 and 2010.

50. On April 20, 2012, Beaver County Retirement Fund, a JDA stockholder, commenced an action in this Court seeking access to certain books and records of the Company under Section 220 Delaware of the General Corporation Law. As of the filing of JDA’s Form 10-Q quarterly report on November 1, 2012, this action also remains unresolved.

51. On May 8, 2012, Benchmark noted among the risk factors in connection with JDA the fact that it had incurred “higher than anticipated legal and other fees related to the ongoing SEC inquiry and potential de-listing from the Nasdaq National Market for failure to file timely financials due to the accounting review of JDA’s revenue recognition policies.” (Emphasis added). Indeed, the Company announced in May 2012 that it had incurred approximately $5 million of costs associated with the SEC investigation and a related financial restatement process during the first quarter of 2012.

52. Furthermore, as motivation for the Board to enter into the Proposed Acquisition, the Merger Agreement allows for six years of indemnification for the Individual Defendants and officers of the Company. The prospect of indemnification incentivized the Individual Defendants to sell JDA for insufficient consideration in order to achieve indemnification and protection from the potential consequences of the SEC investigation. In short, rather than seek to maximize shareholder value, the Individual Defendants are instead seeking to shield themselves from liability.

53. The Individual Defendants’ failure to reject the inadequate offer evidences their disregard for ensuring that shareholders receive adequate value for their stock. By failing to reject the offer outright, the Individual Defendants have artificially depressed the value of JDA’s stock, thereby depriving Plaintiff and the Class of the right and opportunity to receive the maximum value for their shares.

J.P. Morgan Securities’ Conflicts Tainted the Sales Process

54. The unfair nature of the Proposed Acquisition stems in large part from J.P. Morgan Securities’ numerous conflicts of interest in the Proposed Acquisition. Due to JPMorgan’s lucrative business relationship with New Mountain, J.P. Morgan Securities was motivated to endorse the fairness of the otherwise unfair terms of the Proposed Acquisition. By providing its blessing to the JDA Board, J.P. Morgan Securities was keeping New Mountain happy in the interest of receiving additional potential business from New Mountain in the future. The numerous former JPMorgan employees who currently serve in key roles at New Mountain only further underscores J.P. Morgan Securities’ interest in rubber-stamping the terms of the Proposed Acquisition.

55. J.P. Morgan Securities’ first conflict of interest stems from New Mountain’s 2007 purchase of a majority interest in Inmar in a leveraged recapitalization. New Mountain committed approximately $200 million in equity in the transaction, which valued Inmar at approximately $350 million. In August 2011, following New Mountain’s acquisition, Inmar secured a $240 million loan for the purpose of refinancing debt and paying a dividend to New Mountain. The loan, which was co-led by JPMorgan, includes a $30 million revolving line of credit due in 2016.

56. The loan represents an ongoing business conflict between J.P. Morgan Securities and New Mountain. However, despite this substantial conflict, J.P. Morgan Securities nonetheless served as JDA’s sole financial advisor for the Proposed Acquisition. Due to its prior business relationship with New Mountain, J.P. Morgan Securities had no incentive to create bad blood with New Mountain by opposing the unfair terms of the Proposed Acquisition. To the contrary, J.P. Morgan Securities had every reason to sign off on the Proposed Acquisition in the hopes of securing future New Mountain business for JPMorgan.

57. New Mountain also has influence at J.P. Morgan Securities by virtue of its many employees who previously worked at JPMorgan. For example, Mathew J. Lori, Managing Director at New Mountain, was a Managing Director of CCMP Capital Advisors, LLC (“CCMP Capital”) and its predecessor firm, J.P. Morgan Partners, where he worked from 1993 until 2007. In addition, Sunil Mishra, Managing Director at New Mountain, was also a Managing Director at CCMP Capital and its predecessor firm, J.P. Morgan Partners, from 2004 until 2009. J.P. Morgan Partners split from JPMorgan on August 1, 2006, changing its name to CCMP Capital.

58. In addition, Claude Burton, an associate at New Mountain since 2006, previously worked in the Mergers and Acquisitions Group at JPMorgan. Baljit S. Dail, a senior advisor at New Mountain since 2012, has also served in leadership roles at JPMorgan. Finally, Michael A. Spero, Compliance Officer at New Mountain since 2011, previously served as a Compliance Vice President at JPMorgan within their Asset Management division.

59. As a direct result of these numerous conflicts, New Mountain was able to exert undue influence over the sale process by, either directly or indirectly, pressuring J.P. Morgan Securities to endorse the fairness of the inadequate terms of the Proposed Acquisition.

The Board Breached its Fiduciary Duties by Conducting a Flawed Sales Process

60. The Proposed Acquisition is the product of a flawed process in which a supine Board, conflicted CEO, an opportunistic buyer and a biased financial advisor collectively steered the Company away from potentially value-maximizing business combinations toward the Tender Offer to a private equity-backed group at an unfair price.

61. Indeed, RHI and New Mountain were the preferred bidders from the start. Due to prior negotiations between RHI, New Mountain and JDA, members of the Buyout Group received access to confidential information regarding the Company and its business long before any other potential bidder had an opportunity to conduct due diligence. Indeed, in November 2011, RHI and JDA entered into a confidentiality agreement allowing for the exchange of confidential information. Defendant Brewer and other JDA representatives subsequently conducted discussions with representatives of RHI and New Mountain regarding potential business combinations.

62. In July 2012, after deciding to retain J.P. Morgan Securities to act as financial advisor, the Board identified seven potential financial buyers and three potential strategic buyers that should be contacted to initiate a sales process. Eight of these parties entered into confidentiality agreements and were invited to attend an initial JDA management presentation in early September 2012.

63. On or about September 20, 2012, J.P. Morgan Securities distributed a bid instruction letter relating to submission of first round, non-binding indications of interest to seven potential financial bidders, requesting bids by October 8, 2012.

64. On September 24, 2012, J.P. Morgan received a communication from a financial sponsor referred to as Financial Party G, stating that it owned slightly less than five percent of the Company’s common stock and expressing an interest in joining the sale process.

65. On October 8, 2012, the Company received written initial non-binding indications of interest from parties identified in the Recommendation Statement as “Financial Party E” and “Financial Party B” as well as from RHI and New Mountain. On October 9, 2012, the Company received a written indication of interest from a party identified in the Recommendation Statement as “Financial Party D.” Another potential bidder, identified in the Recommendation Statement as “Financial Party C,” responded orally to J.P. Morgan Securities on October 8, 2012, but did not submit a written indication of interest. Finally, another potential bidder identified in the Recommendation Statement as “Mixed Strategic/Financial Party A” responded orally to J.P. Morgan Securities on October 8, 2012 stating that it would not be submitting an indication of interest. “Strategic Party B” contacted Defendant Brewer on October 5, 2012 informing him that Strategic Party B would not pursue a transaction because the SEC investigation relating to the Company’s financial restatements was still ongoing. No strategic party submitted an indication of interest.

66. The amounts of the indications of interest were $36.00 per share in cash from Finical Party B, $37.00 per share in cash from Financial Party E, and $38.00 per share from Financial Party D. Financial Party C expressed a preference to partner with another bidder and stated that its top value for the Company was $40.00 per share. RHI and New Mountain offered $45.00 per share in cash in an offer that contemplated an accelerated timeline that would result in signing a definitive agreement by November 5, 2012. Financial Party G was still early in due diligence at this point and its initial bid was due on October 19, 2012.

67. On October 16, 2012, at a meeting between Defendant Brewer and Alok Singh (“Singh”), Chairman of the Board of RHI and a Managing Director of New Mountain, Singh informed Brewer that New Mountain would like Brewer to serve as the CEO of the combined Company following the close of the Proposed Acquisition.

68. On October 16, 2012, Financial Party G submitted a written initial indication of interest of $40.00 per share. The Board also discussed how Financial Party E had contacted J.P. Morgan Securities and expressed an interest in partnering with Financial Party D, as had been requested by Financial Party D and conveyed to Financial Party E by J.P. Morgan Securities at the Board’s direction. In addition, Financial Party E said that its price was still in the “high thirties” per share. J.P. Morgan Securities then recommended to the Board that Financial Party G and the Financial Party D/Financial Party E pair be brought into the second round of the sale process. The independent members of the Board then met separately with counsel and without Company management or representatives of J.P. Morgan Securities being present. After discussion, the independent directors decided to continue to move forward at an accelerated pace with New Mountain and RHI, to let Financial Party G into the next round of the process, to permit Financial Party E and Financial Party D to partner and stay in the process, and hold off on pressing Financial Party C for a written bid.

69. On October 25, 2012, the Board discussed how Financial Party G had not yet completed due diligence and decided not to ask Financial Party G to raise its bid on a shorted timeframe.

70. On October 27, 2012, RHI and New Mountain submitted a final offer of $45.00 per share.

71. On October 30, 2012, the Board discussed that the Financial Party D/Financial Party E pair was delayed due to the fact that it had to work through issues related to partnering and remained in the $37.00-$38.00 per share range.

72. On October 31, 2012, J.P. Morgan Securities received an unsolicited call from an additional strategic party inquiring about the sale process. However, because the Board determined that it was “unlikely such party would ultimately enter into a transaction with the Company” and would have an opportunity to bid on the Company after the announcement of the Merger Agreement, the Board did not start discussions with this strategic party.

73. Early in the morning of November 1, 2012, the Company entered into the Merger Agreement, despite the presence of at least one interested third party bidder and at least two interested bidders, Financial Party G and Financial Party D/Financial Party E, that were still in the midst of conducting due diligence and formulating their final bids. There is also no indication that other parties that had made initial indications of interest were permitted to communicate a best and final offer to acquire JDA prior to the Board causing the Company to enter into the Merger Agreement.

Defendant Brewer is Conflicted

74. If the Proposed Acquisition closes, Defendant Brewer is slated to remain as CEO of the combined company.

75. Early in the sales process, Defendant Brewer was informed that New Mountain wanted to install him as the CEO of the combined company following the close of the Proposed Acquisition. Despite this substantial conflict, Defendant Brewer was nonetheless allowed to tilt the process in favor of the Buyout Group. By failing to exclude Defendant Brewer from the Board’s decision making regarding the sales process, the Board failed to ensure that the Company conducted a value-maximizing sales process on behalf of shareholders.

76. Moreover, Defendant Brewer stands to gain more than $11.6 million in change in control payments, should the Proposed Acquisition close. Such payments motivated Brewer to support the Company’s decision to prematurely end the sales process in favor of the Buyout Group and represents benefits not shared by other Company shareholders.

77. As the CEO of JDA, Brewer owes a fiduciary duty to the Company’s shareholders. Defendant Brewer is conflicted regarding the Proposed Acquisition because he will be retained as CEO of the combined company and has significant reasons to support the Proposed Acquisition, which is otherwise against the best interest of JDA shareholders. By encouraging shareholders to accept the unfair Proposed Acquisition, Defendant Brewer is reaping undue personal gain at the expense of JDA’s other public shareholders.

The Recommendation Statement Omits Material Information

78. In seeking shareholder approval for the Proposed Acquisition, JDA’s Board is required to disclose all information that a reasonable shareholder would consider important in deciding how to vote, and to ensure that the information that is disclosed is not misleading. In breach of this duty, the Board failed to provide all material information, or provided misleading information, in the Recommendation Statement. The Recommendation Statement fails to provide shareholders with material information regarding both the value of the Company and the process that the Board conducted prior to entering into the Proposed Acquisition. If JDA’s shareholders are forced to make a decision on the Proposed Acquisition pursuant to the Recommendation Statement in its current form, they will suffer the irreparable harm of being forced to vote in the absence of complete and accurate information.

79. First, the Recommendation Statement fails to disclose or misrepresents material information concerning J.P. Morgan Securities’ numerous conflicts of interest. The Recommendation Statement informs shareholders that JPMorgan and its affiliates, in the past two years, received aggregate fees of approximately $3 million from members of the Buyout Group and its affiliates. However, the Recommendation Statement fails to inform shareholders regarding:

a. the nature of any of this past work, including whether members of the JDA deal team may have worked directly for any affiliates of the Buyout Group;

b. the nature of any ongoing work between JPMorgan and members of the Buyout Group and their affiliates, including any expected fees; and

c. the many former JPMorgan employees who now work at New Mountain. Without this material information, shareholders cannot make an informed decision regarding the amount of weight to give J.P. Morgan Securities’ fairness opinion.

80. Second, the Recommendation Statement fails to adequately inform shareholders regarding management projections. The Recommendation Statement states that the Board reviewed the “preliminary set of five-year projections” that were prepared by senior management on July 12, 2012. On August 30, 2012, the Board discussed how these projections had been revised to reflect “higher revenue growth but lower adjusted EBITDA margins.” The Board therefore must disclose the preliminary projections, as well as the reasons for any revisions, so that shareholders can assess for themselves whether management made any eleventh hour downgrades to management projections for the purposes of making the Proposed Acquisition appear fair to the Company’s public shareholders.

81. Third, the Board has failed to provide sufficient material information regarding other potential bidders for the Company, including whether or not other likely bidders may be prohibited from communicating superior bids to acquire the Company. The Recommendation Statement discloses that at least two groups of bidders were still conducting due diligence at the time that the Company entered into the Merger Agreement. Additional bidders had also made initial indications of interest and also may have also anticipated having the opportunity to submit an additional bid. However, the Board did not inform shareholders whether or not any of these bidders entered into standstill agreements with the Company in conjunction with confidentiality agreements, including whether any bidders entered into “don’t ask, don’t waive” standstill agreements. Indeed, although the Recommendation Statement discloses that the Board entered into a standstill agreement with RHI which would prohibit it from communicating an unsolicited offer to acquire the Company, the Board failed to inform shareholders whether any additional bidders were also subject to standstill provisions. Because the Board appears to have prematurely terminated the strategic process, shareholders must be informed, at the least, as to whether any other bidders have entered into agreements preventing them from making unsolicited topping offers to acquire the Company.

82. Fourth, the Recommendation Statement omits material information regarding the negotiation of the Proposed Acquisition. For instance, the Recommendation Statement fails to disclose adequate information regarding the Company’s prior negotiations regarding potential business combinations with RedPrairie, including the full scope of the negotiations, all due diligence that was conducted, and any indications of interest that were communicated.

83. Fifth, the Board failed to disclose the nature of the its discussion on June 21, 2012, regarding “the fact that several hedge funds had taken large positions in the Company’s stock and the potential implications,” including what these “implications” were. The Board also failed to fully disclose whether any of the Company’s investors, other than Financial Party G, attempted to influence the strategic process or had any contact with any potential bidders.

84. Sixth, the Board failed to disclose why it “determined that it would not form a special committee,” including what, if any, steps were taken to cabin any potential conflicts of interest.

85. Seventh, the Board failed to disclose material information regarding the SEC investigation, including the current status of the investigation and the impact that the SEC investigation had on the Company’s value as an acquisition target. This is especially critical in light of the fact that at least one potential bidder withdrew from the strategic process, citing the SEC investigation as a concern.

86. Eighth, the Recommendation Statement fails to disclose the number of potential financial advisors considered by the Company before hiring J.P. Morgan Securities, including any potential conflicts that may have been considered by the Board.

87. Finally, the Recommendation Statement also fails to fully and accurately disclose material facts critical to the total mix of information available to the Company’s shareholders concerning the financial fairness of the Proposed Acquisition. Specifically, the Recommendation Statement contains numerous materially misleading statements and omissions concerning the financial analyses underlying the fairness opinions rendered by JDA’s financial advisor, J.P. Morgan Securities. For example, the Board failed to disclose material information regarding:

a. J.P. Morgan Securities’ Trading Multiples Analysis, including the full range of EV/EBITDA multiples and P/E multiples calculated by J.P. Morgan Securities for the “Selected Companies” as well as J.P. Morgan Securities’ basis for selecting the “Selected Companies;”

b. J.P. Morgan Securities’ Selected Transactions Analysis, including the “other factors” utilized in the analysis, the implied enterprise values calculated by J.P. Morgan Securities for each of the “Selected Transactions”, and J.P. Morgan Securities’ basis for selecting the “Selected Transactions”; and

c. J.P. Morgan Securities’ Discounted Cash Flow Analysis, including the “unlevered free cash flows that the Company is expected to generate during calendar years 2012 through 2021” as calculated by J.P. Morgan Securities.

Accordingly, absent the intervention of this Court, JDA’s shareholders will be irreparably harmed.

Impermissible Deal Protection Devices

88. The terms of the Merger Agreement were designed to deter competing bids and prevent the JDA Board from exercising its fiduciary duties to obtain the best possible price for JDA public shareholders.

89. The Merger Agreement contains draconian deal protection devices which substantially increase the likelihood that the Proposed Acquisition will be consummated, leaving JDA shareholders with no meaningful change of control premium for their shares. When viewed collectively, these provisions, which are detailed below, further the personal interests of JDA insiders and the Individual Defendants to the detriment of JDA shareholders and cannot represent a justified, appropriate or proportionate response to any threat posed by a potential third party bidder.

90. In breach of their fiduciary duties, the Board has agreed to the following preclusive deal protection devices:

•

The Company has granted to Parent an irrevocable right (the “Top-Up”), which Parent shall exercise following consummation of the offer, if necessary, to purchase from the Company the number of shares of Company Common Stock that, when added to the shares of Company Common Stock already owned by Parent following consummation of the Offer, constitutes one share more than 90% of the shares of Company Common Stock outstanding on a fully-diluted basis immediately after the Top-Up. If Parent acquires more than 90% of the outstanding shares of Company Common Stock, including through exercise of the Top-Up, Parent will complete the Merger through the “short form” procedures available under Delaware law (pursuant to which no vote of the stockholders to adopt the Merger Agreement is required);

•

a ‘last-look’ provision which allows Parent three business days to renegotiate with the Board after it is provided with written notice of any unsolicited third-party bid which may be presented to the Board;

•

JDA is not permitted to initiate, solicit or encourage any alternative acquisition proposals from third parties or engage in discussions or negotiations with third parties with respect to alternative acquisition proposals. In connection with standstill provisions in confidentiality agreements, this effectively means that the Board has contracted away its fiduciary duties to shareholders to maximize value; and

•

The Company will be required to pay a termination fee of $32,000,000 should the merger not be consummated. In addition, under certain specified circumstances as set forth in the Merger Agreement, JDA has agreed to pay Parent $8,000,000 as compensation for the fees and expenses incurred by Parent and its affiliates in connection with the Merger Agreement and the transactions contemplated thereby.

91. The reason behind the deal protection devices is clear: the absence of a meaningful premium for shareholders creates the very real potential that a third party bidder will attempt to usurp New Mountain and submit a higher bid for JDA. The possibility that a third-party bidder will emerge motivated New Mountain to “wrap-up” the Proposed Acquisition by co-opting the JDA Board and forcing them to adopt onerous deal protection devices which would ensure that New Mountain could purchase the Company for less than would otherwise be possible.

92. Taken as a whole, the foregoing deal protection devices essentially foreclose the possibility that a third-party “white knight” could step forward to provide JDA shareholders with a premium for their shares, instead of the opportunistic and inadequate compensation offered by the Proposed Acquisition. As such, the deal protection devices, which were approved by the JDA Board as part of the Merger Agreement, represent an ongoing breach of fiduciary duty.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

93. By reason of the above Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of JDA and owe Plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty, candor, and due care.

94. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the shareholders’ equity investment in a company), applicable law requires the directors to take all steps to maximize the value shareholders will receive rather than use a change of control to benefit themselves.

95. To diligently comply with this duty, the directors of a corporation may not take any action that: adversely affects the value provided to the corporation’s shareholders; contractually prohibits them from complying with or carrying out their fiduciary duties; discourages or inhibits alternative offers to purchase control of the corporation or its assets; or will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

96. The Individual Defendants owe fundamental fiduciary obligations to JDA’s stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of the Company’s public stockholders will be protected and to consider properly all bona fide offers for the Company and to reject offers that are clearly not in the interest of shareholders.

97. Further, the Individual Defendants, as directors of JDA, must adequately ensure that no conflict of interest exists between the Individual Defendants’ own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to ensure that all such conflicts will be resolved in the best interests of the Company’s stockholders.

98. Because the Individual Defendants dominate and control the business and corporate affairs of JDA and because they are in possession of private corporate information concerning the Company’s assets, businesses and future prospects, there exists an imbalance and disparity of knowledge and of economic power between the Individual Defendants and the public stockholders of JDA. This discrepancy makes it grossly and inherently unfair for the Individual Defendants to entrench themselves at the expense of JDA stockholders.

99. The Individual Defendants have breached their fiduciary duties owed to Plaintiff and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

100. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing the Individual Defendants from inequitably and unlawfully depriving Plaintiff and the Class of their rights to realize a full and fair value for their stock at a premium over the market price, and to compel the Individual Defendants to carry out their fiduciary duties to maximize shareholder value.

101. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

102. Unless enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of JDA at a substantial premium, all to the irreparable harm of Plaintiff and other members of the Class.

103. Plaintiff and the Class have no adequate remedy at law.

FIRST CAUSE OF ACTION

BREACH OF FIDUCIARY DUTY

(Against the Individual Defendants)

104. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

105. The Individual Defendants owe Plaintiff and the Class the utmost fiduciary duties of due care, good faith, candor and loyalty. The Individual Defendants’ recommendation of the Proposed Acquisition will result in a change of control of the Company which imposes heightened fiduciary responsibilities to maximize JDA’s value for the benefit of the public shareholders and requires enhanced scrutiny by the Court.

106. As discussed herein, the Individual Defendants have breached their fiduciary duties to JDA shareholders by failing to maximize shareholder value.

107. As a result of the Individual Defendants’ breach of their fiduciary duty, Plaintiff and the Class will suffer irreparable injury. Plaintiff and the Class have not and will not receive their fair portion of the value of JDA’s assets and will be prevented from benefiting from a value-maximizing transaction.

108. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Acquisition, to the irreparable harm of the Class.

109. Plaintiff and the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

BREACH OF FIDUCIARY DUTY OF DISCLOSURE

(Against the Individual Defendants)

110. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

111. The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

112. The Recommendation Statement fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.

113. The misleading omissions and disclosures by the Individual Defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s shareholders. Because of Defendants’ failure to provide full and fair disclosure, Plaintiff and the Class will be stripped of their ability to make an informed decision the Proposed Acquisition, and thus are damaged thereby.

114. Plaintiff and the Class have no adequate remedy at law.

THIRD CAUSE OF ACTION

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY

(Against JDA, New Mountain, NMP, Holdco, RP LLC, Parent, Merger Sub, RHI and

RedPrairie Corporation)

115. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

116. Defendants JDA, New Mountain, NMP, Holdco, RP LLC, Parent, Merger Sub, RHI and RedPrairie Corporation aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of the Company, including Plaintiff and the Class.

117. The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

118. JDA, New Mountain, NMP, Holdco, RP LLC, Parent, Merger Sub, RHI and RedPrairie Corporation and its subsidiaries knowingly colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

119. As a result, Plaintiff and the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

120. Plaintiff and the Class have no adequate remedy at law.

REQUESTED RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A) Declaring that this action may be maintained as a class action;

B) Declaring that the Proposed Acquisition is unfair, unjust and inequitable to Plaintiff and the other members of the Class;

C) Preliminarily and permanently enjoining the Defendants from taking any steps necessary to accomplish or implement the Proposed Acquisition at a price that is not fair and equitable;

D) In the event Defendants consummate the Proposed Acquisition, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

E) Directing Defendants to account to Plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

F) Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’, accountants’, and experts’ fees; and

G) Granting such other and further relief as may be just and proper.

Dated: November 20, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147) Brian D. Long (#4347) Gina M. Serra (#5387) 2 Righter Parkway, Suite 120 Wilmington, DE 19803 (302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

POMERANTZ GROSSMAN HUFFORD

    DAHLSTROM & GROSS LLP

Gustavo F. Bruckner

Samuel J. Adams

600 Third Avenue

New York, NY 10016

(212) 661-1100

LAW OFFICE OF JACOB T. FOGEL, ESQ.

Jacob T. Fogel

26 Court Street

Brooklyn, NY 11242

32